EXHIBIT 99.7

CERTIFICATE OF QUALIFIED PERSON

David Sutherland, P. Eng.

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6658

Fax: (604) 687-4026

Email: david.sutherland@eldoradogold.com

I, David Sutherland, am a Professional Engineer, employed as Senior Manager, Projects and Technical Studies of Eldorado Gold Corporation located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Olympias Mine, Greece, with an effective date of December 31, 2023.

I am a member of the Engineers & Geoscientists of British Columbia. I graduated from the Lakehead University with a Bachelor of Science (Physics) in 2003 and a Bachelor of Engineering (Mechanical) in 2005.

I have practiced my profession continuously since 2005. Since receiving my profession designation, I have worked exclusively on the design of mineral processing plants, assisted on numerous National Instrument 43-101 studies and have directed engineering and procurement on three mineral processing projects through construction. For 30 years I have been working in heavy industry including operations, maintenance and construction. During this time, I have led the design and construction of major greenfield and brownfield construction projects in Canada, Turkey, and Greece.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Olympias Mine on numerous occasions with my most recent visit occurring on September 21, 2023 (1 day).

I was responsible for the overall preparation of the technical study and sections related to infrastructure and environment of the technical report. I am responsible for the preparation or supervising the preparation of items 1, 2, 3, 4, 5, 6, 18, 20 26.3 and 27 in the technical report.

I have had continual prior involvement with the property that is the subject of the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in the technical report entitled Technical Report, Olympias Mine, Greece, with an effective date of December 31, 2023, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 27th day of March, 2024.

“Signed and Sealed”

David Sutherland

David Sutherland, P. Eng.